UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	333-173459, 333-199475

SEARS HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

3333 Beverly Road Hoffman Estates, Illinois 60179 (847) 286-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6 5/8% Senior Secured Notes due 2018 Guarantees of the 6 5/8% Senior Secured Notes due 2018 8% Senior Unsecured Notes due 2019

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share Warrants to Purchase Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 67

Pursuant to the requirements of the Securities Exchange Act of 1934, Sears Holdings Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 18, 2019	By:	/s/ Mohsin Y. Meghji
Name: Mohsin Y. Meghji
Title: Chief Restructuring Officer